SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 16, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 16, 2025, “OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2025”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 16, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED (Incorporated in the Republic of South Africa) (Registration number: 1895/000926/06) ISIN: ZAE000058723 JSE & A2X share code: DRD NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2025

The operating update of the Company for the quarter ended 30 September 2025 is as follows:

		QUARTER ENDED	QUARTER ENDED	%
		30 SEP 2025	30 JUN 2025	change
Production
Gold produced	kg	1,191	1,173	2%
	oz	38,291	37,713	2%
Gold sold	kg	1,158	1,142	1%
	oz	37,231	36,716	1%
Ore milled	Metric (000't)	6,481	6,651	(3%)
Yield	Metric (g/t)	0.184	0.176	5%

Price and costs
Average gold price received	R per kg	1,943,398	1,925,627	1%
	US$ per oz	3,429	3,278	5%
Adjusted EBITDA *	Rm	1,093.0	1,081.6	1%
	US$m	62.0	59.2	5%
Cash operating costs	R/t	179	165	8%
	US$/t	10	9	11%
Cash operating costs	R per kg	955,086	929,681	3%
	US$ per oz	1,685	1,583	6%
All-in sustaining costs **	R per kg	1,066,287	1,015,267	5%
	US$ per oz	1,881	1,728	9%
All-in costs **	R per kg	1,745,213	1,644,800	6%
	US$ per oz	3,079	2,800	10%

Capital expenditure
Sustaining	Rm	51.5	121.3	(58%)
	US$m	2.9	6.6	(56%)
Non-sustaining/growth	Rm	781.1	716.2	9%
	US$m	44.3	39.2	13%
Average R/US$ exchange rate		17.63	18.27	(4%)
Rounding of figures may result in computational discrepancies
* Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Revenue for the quarter remained stable in comparison to the previous quarter, increasing marginally by 2% to R2,254.9 million, mainly as a result of a sustained high gold price of R1,943,398/kg and an increase in gold sold to 1,158kg, increasing by 16kg quarter on quarter. Despite a 3% decrease in tonnage throughput, gold production increased by 2% from the previous quarter to 1,191kg, primarily due to a higher yield at 0.184g/t which is 0.008g/t higher than the previous quarter.

Cash operating costs per kilogram of gold sold remained stable, increasing marginally by 3% quarter on quarter to R955,086/kg. The increase in cash operating costs was primarily driven by annual labour increases at both operations and higher reagent costs (primarily lime and cyanide) at Ergo Mining Proprietary Limited. Electricity costs increased as a result of two months of winter tariffs, which Eskom charges between June and August each year, included in this quarter. Far West Gold Recoveries Proprietary Limited incurred additional machine hire costs relating to the Driefontein 5 reclamation site clean-up. Cash operating costs per tonne of material increased by 8% from the previous quarter to R179/t due to the cost drivers described above and a decrease in tonnage throughput.

All-in sustaining costs per kilogram was R1,066,287/kg, increasing quarter on quarter mainly due to the increase in cash operating costs per kilogram detailed above, despite the decrease in sustaining capital expenditure. The prior quarter all-in sustaining costs included a credit adjustment related to the change in rehabilitation estimate that is assessed annually. All-in costs per kilogram was R1,745,213/kg, increasing quarter on quarter due to an increase in growth capital expenditure in comparison to the previous quarter, mainly relating to the Far West Gold Recoveries Proprietary Limited Phase II project, which includes the construction of the Regional Tailings Storage Facility and DP2 Plant expansion.

Adjusted EBITDA increased by 1% from the previous quarter to R1,093.0 million primarily due to the increase in gold sold and the accompanying higher gold price received.

Cash and cash equivalents decreased by R257.1 million to R1,049.1 million as at 30 September 2025 (30 June 2025: R1,306.2 million) after paying the final cash dividend of R345.7 million for the year ended 30 June 2025 and capital expenditure (including prepayments towards capital items) of R751.8 million incurred during the quarter. The Company remains debt free as at 30 September 2025.

The high gold price has increased liquidity and cash generated during the current quarter which will, inter alia, be applied towards the Company’s extended capital expenditure programme for financial year ending 30 June 2026.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
16 October 2025

Sponsor
One Capital